UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                    Interstate National Dealer Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   46102P 10 4
                                 (CUSIP Number)

                                   Jack Silver
                            Sherleigh Associates LLC
                         660 Madison Avenue, 15th Floor
                            New York, New York 10021
                               Phone: 212-542-8201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                February 2, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                       Page 2 of 19 Pages
-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jack Silver

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |_|
                                                          (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF PF OO (See Item 3.)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

    NUMBER OF         7     SOLE VOTING POWER
      SHARES                247,500  common  shares  (including  shares
   BENEFICIALLY             held  by  affiliated entities listed on
                            following cover OWNED BY pages - See Item 5)
      EACH
    REPORTING         8     SHARED VOTING POWER
      PERSON                28,500 common shares (See Item 5)
       WITH
                      9     SOLE DISPOSITIVE POWER
                            247,500 common shares (including shares held by affiliated entities listed on following cover pages
                            - See Item 5)

                      10    SHARED  DISPOSITIVE  POWER 28,500 common shares (See
                            Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  275,000 common shares (including shares held by affiliated entities listed on following cover pages - See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.90% (including shares held by affiliated entities listed on following cover pages - See Item 5)

14       TYPE OF REPORTING PERSON*
                  IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                       Page 3 of 19 Pages
--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jack Silver and Shirley Silver Foundation

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) |_|
                                                  (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(D) OR 2(E)                               |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

    NUMBER OF 7 SOLE VOTING POWER SHARES 2,500 common shares (See Item 5) BENEFICIALLY
      OWNED BY        8     SHARED VOTING POWER
       EACH
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON                      2,500 common shares (See Item 5)
       WITH
                      10    SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,500 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.05%
14       TYPE OF REPORTING PERSON*

                  OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                      Page 4 of 19 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Shirley Silver Trust for Leigh Silver


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                N/A

    NUMBER OF 7 SOLE VOTING POWER SHARES 13,000 common shares (See Item 5) BENEFICIALLY
     OWNED BY         8     SHARED VOTING POWER
       EACH
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON                13,000 common shares (See Item 5)
       WITH
                     10     SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,000 common shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.28%
14       TYPE OF REPORTING PERSON*

                  OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                        Page 5 of 19Pages
-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Shirley Silver Trust for Romy Silver

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) |_|
                                                       (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               N/A

    NUMBER OF 7 SOLE VOTING POWER SHARES 13,000 common shares (See Item 5) BENEFICIALLY
     OWNED BY         8     SHARED VOTING POWER
      EACH
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON                13,000 common shares (See Item 5)
       WITH
                      10     SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,000 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.28%
14       TYPE OF REPORTING PERSON*

                  OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                      Page 6 of 19 Pages
-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sherleigh Associates LLC

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |_|
                                                            (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

    NUMBER OF 7 SOLE VOTING POWER SHARES 12,500 common shares (See Item 5) BENEFICIALLY
     OWNED BY         8     SHARED VOTING POWER
       EACH
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON                12,500 common shares (See Item 5)
       WITH
                     10     SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,500 common shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.27%
14       TYPE OF REPORTING PERSON*

                  OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                      Page 7 of 19 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sherleigh Associates, Inc. Profit Sharing Plan

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) |_|
                                                      (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                N/A

    NUMBER OF 7 SOLE VOTING POWER SHARES 217,000 common shares (See Item 5) BENEFICIALLY
     OWNED BY         8     SHARED VOTING POWER
       EACH
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON                217,000 common shares (See Item 5)
       WITH
                     10     SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  217,000 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.64%
14       TYPE OF REPORTING PERSON*

          EP

     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                       Page 8 of 19 Pages
-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sherleigh Associates, Inc. Defined Benefit Pension Plan

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |_|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                N/A

    NUMBER OF 7 SOLE VOTING POWER SHARES 17,000 common shares (See Item 5) BENEFICIALLY
     OWNED BY         8     SHARED VOTING POWER
       EACH
    REPORTING         9     SOLE DISPOSITIVE POWER 17,000 common shares
      PERSON                (See Item 5)
       WITH
                     10     SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,000 common shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.36%
14       TYPE OF REPORTING PERSON*

                  EP

     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                      Page 9 of 19 Pages
-------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Shirley Silver

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|
                                                               (b) |_|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF PF OO (See Item 3.)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY       8     SHARED VOTING POWER
     OWNED BY               28,500 common shares (See Item 5)
       EACH
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON
       WITH          10     SHARED DISPOSITIVE POWER
                        28,500 common shares (See Item 5)


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,500 common shares (including shares held by affiliated entities listed on preceding cover pages - See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.61% (including shares held by affiliated entities listed on preceding cover pages - See Item 5)

14       TYPE OF REPORTING PERSON*

                  IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

                  Common Stock, $.01 par value.

                  Interstate National Dealer Services, Inc. (the "Company") 333 Earle Ovington Boulevard
                  Mitchell Field, New York 11553

Item 2.  Identity and Background.

         Mr. Jack Silver may be deemed to beneficially own all shares owned by the entities listed below by reason of his sole or shares power to vote and dispose of securities held by such Persons.


1.         (a)      Name:                        Jack Silver
           (b)      Business Address:            660 Madison Avenue, 15th Floor
                                                 New York, NY 10021
           (c)      Principal Occupation:    Investor - Sherleigh Associates LLC
                                             660 Madison Avenue, 15th Floor
                                             New York, NY 10021
           (d)      Criminal Convictions:        None
           (e)      Civil Proceedings:           None
           (f)      Citizenship:                 United States


2.         (a)      Name:                        Jack Silver and Shirley
                                                     Silver Foundation
           (b)      State of Organization:       New York
           (c)      Principal Business:          Charitable Foundation

           (d)      Address of Principal
                    Business and                  660 Madison Avenue, 15th Floor
                    Principal Office:             New York, NY 10021
           (e)      Criminal Convictions:         None
           (f)      Civil Proceedings:            None


3.         (a)      Name:                         Shirley Silver Trust for
                                                      Leigh Silver
           (b)      State of Organization:        N/A
           (c)      Principal Business:           N/A

           (d)      Address of Principal
                    Business and                  660 Madison Avenue, 15th Floor
                    Principal Office:             New York, NY 10021

                                  SCHEDULE 13D


           (e)      Criminal Convictions:         None
           (f)      Civil Proceedings:            None


4.         (a)      Name:                         Shirley Silver Trust for
                                                  Romy Silver
           (b)      State of Organization:        N/A
           (c)      Principal Business:           N/A

           (d)      Address of Principal
                    Business and                  660 Madison Avenue, 15th Floor
                    Principal Office:             New York, NY 10021
           (e)      Criminal Convictions:         None
           (f)      Civil Proceedings:            None


5.         (a)      Name:                         Sherleigh Associates LLC
           (b)      State of Organization:        New York
           (c)      Principal Business:           Investor

           (d)      Address of Principal
                    Business and                  660 Madison Avenue, 15th Floor
                    Principal Office:             New York, NY 10021
           (e)      Criminal Convictions:         None
           (f)      Civil Proceedings:            None


6.         (a)      Name:                         Sherleigh Associates, Inc.
                                                  Profit Sharing Plan
           (b)      State of Organization:        N/A
           (c)      Principal Business:           N/A

           (d)      Address of Principal
                    Business and                  660 Madison Avenue, 15th Floor
                    Principal Office:             New York, NY 10021
           (e)      Criminal Convictions:         None
           (f)      Civil Proceedings:            None


7.         (a)      Name:                         Sherleigh Associates, Inc.
                                                  Defined Benefit Pension Plan
           (b)      State of Organization:        N/A

                                  SCHEDULE 13D


           (c)      Principal Business:           N/A

           (d)      Address of Principal
                    Business and                  660 Madison Avenue, 15th Floor
                    Principal Office:             New York, NY 10021
           (e)      Criminal Convictions:         None
           (f)      Civil Proceedings:            None


8.         (a)      Name:                         Shirley Silver
           (b)      Residence:                    c/o Sherleigh Associates LLC
                                                  660 Madison Avenue, 15th Floor
                                                  New York, NY 10021
           (c)      Principal Occupation:         N/A

           (d)      Criminal Convictions:         None
           (e)      Civil Proceedings:            None
           (f)      Citizenship:                  United States

Item 3. Source and Amount of Funds or Other Consideration. The purchase price for the shares referenced in Item 5(a) was $1,974,579.74. The source of the funds used to purchase the securities in the transaction reported herein were existing funds of record of the reporting Persons as set forth in Item 5(c).

Item 4.  Purpose of Transaction.

          From September 1997 through January 2000, the reporting Persons purchased, through the entities described in Item 5(c), shares of the Company's common stock based on his belief that the Company's share price was undervalued and represented an attractive investment opportunity. During this period Mr. Silver has met from time to time with representatives of management of the Company. In addition, the Company in 1998 retained Mr. Silver as a financial advisor to introduce the Company to certain specified companies as prospective purchasers of the Company. Those agreements terminated in March 1999, in the case of one company, and May 1999 in the case of two other

                                  SCHEDULE 13D

          companies, and without the prospective purchasers taking any action. Although Mr. Silver believes that the shares continue to be
          undervalued,  over  time, Mr. Silver  became  disenchanted   with the
          Company's management philosophy and lackluster stock performance and came to the conclusion that he would be best served by disposing of his interest in the Company. Mr. Silver has requested management to arrange for the purchase of his interest in the Company, but they declined to do so.

          In early February, Mr Silver, through the affiliated entities, purchased shares of common stock with the intent that his aggregate holdings of the Company's common stock would be over five percent percent, thus necessitating this filing. This action was undertaken by Mr. Silver in an attempt to increase the liquidity of his holdings by drawing attention to the depressed value of the Company's common stock and the resulting opportunities this presents to potential investors and/or suitors. To further this goal, Mr. Silver has also had conversations with various parties including a leveraged buy-out firm regarding the potential sale or merger of the Company and put such firm, Lincolnshire Management, Inc. ("LMI"), in contact with the Company. Mr. Silver understands that LMI and the Company have engaged in discussions regarding the potential sale to LMI of a substantial equity interest in the Company, but to his knowledge have reached no agreement. In recognition of Mr. Silver's role in introducing LMI to the Company, Mr. Silver and LMI entered into a letter agreement on January 14, 2000 (attached hereto as Exhibit 1), whereby LMI will pay Mr. Silver a fee if LMI concludes the purchase of the business or assets of, or a significant equity interest in, the Company.

          Notwithstanding his agreement with LMI, Mr. Silver intends to continue to encourage other persons to explore the potential acquisition or merger of the Company or the purchase of his interest in the Company. Furthermore, depending on the price of the Company's common stock, other investment opportunities and overall market conditions, Mr. Silver may acquire additional shares or dispose of any or all of his shares on the open market or in private transactions, on such terms and at such times as Mr. Silver may deem advisable.

          Except as set forth in this Item 4, Mr. Silver does not have any further plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13D under the Act.

                                  SCHEDULE 13D

Item 5.  Interest in the Securities of the Issuer.

                (a) According to the Company's Form 10-K for the fiscal year ended October 31, 1999, the Company had 4,674,684 shares of common stock outstanding as of January 13, 2000. Mr. Silver by reason of his power to vote and dispose of the securities held by the entities listed below, may be deemed to beneficially own 275,000 shares of the Company's common stock, constituting 5.90% of the total shares outstanding, which are held as follows:

                                                                      Shares   %
     (1)      Jack Silver and Shirley Silver Foundation              2,500    *
     (2)      Shirley Silver Trust for Leigh Silver                 13,000    *
     (3)      Shirley Silver Trust for Romy Silver                  13,000    *
     (4)      Sherleigh Associates LLC                              12,500    *
     (5)      Sherleigh Associates, Inc. Profit Sharing Plan       217,000  4.6%
     (6)      Sherleigh Associates, Inc. Defined Benefit Pension    17,000    *
 -------------------
 *   Less than 1%

         (b) Mr. Silver shares the power to vote and dispose of all shares held by the Jack Silver and Shirley Silver Foundation, of which he and Mrs. Silver are co-trustees. Shirley Silver is the sole trustee of the Shirley Silver Trust for Leigh Silver and the Shirley Silver Trust for Romy Silver but has agreed to share voting and dispositive power over all shares held by such trusts with Mr. Silver. All other above referenced record owners have given Mr. Silver the sole power to vote or to direct the vote of the above stated shares; there is no shared power to vote or to direct the vote of the above stated shares; the above referenced record owners have given Mr. Silver the sole power to dispose or to direct the disposition of the above stated shares; there is no shared power to dispose or to direct the disposition of the above stated shares.

         (c) The following is a description of any transaction in the class of securities reported on that were affected during the past 60 days by Mr. Silver.

                                  SCHEDULE 13D

         (1)    Sherleigh Associates Profit Sharing Plan:

            Date     Shares Purchased         Price        Total Purchase Price
            ----     ----------------         -----        --------------------
February 2, 2000          12,000             5.3438            $  64,125.60
February 3, 2000           3,800             5.6875               21,612.50
February 7, 2000          17,800             5.7500              102,350.00
February 7, 2000           2,500             5.6875               14,368.75
February 8, 2000           4,000             5.9375               23,750.00
February 8, 2000           9,600             5.8750               56,400.00
                           -----             ------               ---------
            Total         49,700               ---              $282,606.85
            =====         ======              -----             ===========

         The foregoing transactions were consummated via brokerage transactions which occurred in the 60 day period predating this filing.
         (d) Generic Trading, Inc. ("GTI") maintains a margin account for the benefit of Jack Silver under the name Sherleigh Associates LLC which holds securities of the Company as well as other companies. GTI is entitled to share in any profits derived from the sale of any securities held in the account including securities of the Company. There is no other person known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such securities.
         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Pursuant to a letter agreement dated January 14, 2000 (attached as Exhibit 1 hereto), between LMI and Mr. Silver, Mr. Silver is entitled to a fee of $500,000 upon the conclusion of the purchase of the business, assets or a substantial equity interest in the Company by LMI.

Item 7.         Material to be filed as Exhibits.
                Exhibits
                (1) Letter Agreement between Lincolnshire Management, Inc. and Jack Silver dated January 14, 2000.

                                  SCHEDULE 13D

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: February 11, 2000

                                              /s/ Jack Silver
                                                  Jack Silver

                                     JACK SILVER AND SHIRLEY SILVER FOUNDATION


                                          By: /s/ Jack Silver
                                             Name:     Jack Silver
                                             Title:     Trustee


                                     SHIRLEY SILVER TRUST FOR LEIGH SILVER


                                          By: /s/ Shirley Silver
                                             Name:     Shirley Silver
                                             Title:     Trustee


                                      SHIRLEY SILVER TRUST FOR ROMY SILVER


                                          By: /s/ Shirley Silver
                                             Name:     Shirley Silver
                                             Title:     Trustee


                                         SHERLEIGH ASSOCIATES LLC


                                          By: /s/ Jack Silver
                                             Name:     Jack Silver
                                             Title:     Manager


                              SHERLEIGH ASSOCIATES, INC. PROFIT SHARING PLAN


                                          By: /s/ Jack Silver
                                             Name:     Jack Silver
                                             Title:     Trustee

                                  SCHEDULE 13D

                           SHERLEIGH ASSOCIATES, INC. DEFINED BENEFIT PENSION
                                                   PLAN


                                            By: /s/ Jack Silver
                                               Name:     Jack Silver
                                               Title:      Trustee


                                            /s/ Shirley Silver
                                                Shirley Silver

                                  SCHEDULE 13D

                                    AGREEMENT

         The undersigned, Jack Silver, Jack Silver and Shirley Silver Foundation, Shirley Silver Trust for Leigh Silver, Shirley Silver Trust for Romy Silver, Sherleigh Associates LLC, Sherleigh Associates, Inc. Profit Sharing Plan and Sherleigh Associates, Inc. Defined Benefit Plan, agree that the statement to which this exhibit is appended is filed on behalf of each of them.

February 11, 2000


                                                      /s/ Jack Silver
                                                          Jack Silver

                                                JACK SILVER AND SHIRLEY SILVER
                                                        FOUNDATION


                                                   By: /s/ Jack Silver
                                                      Name: Jack Silver
                                                      Title: Trustee


                                         SHIRLEY SILVER TRUST FOR LEIGH SILVER


                                                   By: /s/ Shirley Silver
                                                      Name: Shirley Silver
                                                      Title: Trustee


                                          SHIRLEY SILVER TRUST FOR ROMY SILVER

                                                   By: /s/ Shirley Silver
                                                      Name: Shirley Silver
                                                      Title: Trustee


                                                     SHERLEIGH ASSOCIATES LLC

                                                    By: /s/ Jack Silver
                                                       Name: Jack Silver
                                                       Title: Manager


                                     SHERLEIGH ASSOCIATES, INC. PROFIT SHARING
                                                     PLAN


                                                       By: /s/ Jack Silver
                                                          Name: Jack Silver
                                                          Title: Trustee

                                  SCHEDULE 13D

                                    SHERLEIGH ASSOCIATES, INC. DEFINED BENEFIT
                                                   PENSION PLAN


                                                        By: /s/ Jack Silver
                                                           Name: Jack Silver
                                                           Title: Trustee



                                                        /s/ Shirley Silver
                                                            Shirley Silver

                                                                       Exhibit 1

                 [Letterhead of Lincolnshire Management, Inc .]

                                January 14, 2000

Mr. Jack Silver
660 Madison Avenue
15th Floor
New York, NY 10021

Re: Interstate International Dealer Services, Inc.

Dear Jack:

         This letter is to confirm that you have introduced Lincolnshire Management, Inc. and its affiliates (collectively "Lincolnshire") to Interstate International Dealer Services, Inc. ("Interstate"), and that you are actively proceeding with representatives of Interstate in order to effectuate a transaction between Lincolnshire and Interstate.

         In the event that Lincolnshire concludes a transaction with Interstate in the form of a purchase of the business, assets or substantial equity interest in Interstate within 12 months from the date hereof, upon terms and conditions satisfactory to Lincolnshire, then Lincolnshire will pay, or cause to be paid to your or your designees, a fee in the amount of $500,000 simultaneously with the successful conclusion of that transaction.

         If the foregoing conforms with your understanding of our agreement, kindly sign the enclosed copy of this letter under the words "Agreed to and Accepted" and return it to the undersigned.


Very truly yours,
LINCOLNSHIRE MANAGEMENT, INC

By:   /s/ Steven J. Kumble
          Steven J. Kumble
          Chairman

AGREED TO AND ACCEPTED:

      /s/ Jack Silver
          Jack Silver